6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   May 8, 2007

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

Change in BASF's Supervisory Board
>> Dr. Friedrich Wirsing succeeds Dr. Karlheinz Messmer

Dr. Friedrich Wirsing (49) will be appointed to BASF's Supervisory Board effective May 1, 2007. Wirsing, who was elected as a substitute member of the Supervisory Board by employees, will succeed Supervisory Board member Dr. Karlheinz Messmer (62), who will retire from BASF and the Supervisory Board as of April 30, 2007.

Wirsing is a plant manager and the deputy chairman of the Committee of Executive Representatives of BASF Aktiengesellschaft. Messmer, also a plant manager at the Ludwigshafen site, is chairman of the Committee of Executive Representatives.

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's high-value products and intelligent system solutions help its customers to be more successful. BASF develops new technologies and uses them to meet the challenges of the future and open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has approximately 95,000 employees and posted sales of (euro)52.6 billion in 2006. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London
(BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

April 30, 2007
P 219/07e
Kai Minck
Phone:    +49 621 60-52711
Fax:      +49 621 60-92693
kai.minck@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             BASF Aktiengesellschaft

May 8, 2007          By: /s/ Elisabeth Schick
                             ------------------------------------
                             Name: Elisabeth Schick
                             Title: Director Site Communications Ludwigshafen and Europe


                             By: /s/ Christian Schubert
                             ------------------------------------
                             Name: Christian Schubert
                             Title: Director Corporate Communications
                             BASF Group